UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Spongetech Delivery Systems, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
849109103

(CUSIP Number)
October 15, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No.	849109103

1	NAMES OF REPORTING PERSON: Signature Equity Fund, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ohio

	5	SOLE VOTING POWER:

NUMBER OF		41,000,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,000,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.1%

12	TYPE OF REPORTING PERSON:

	PN

Page 2 of 4 pages

CUSIP No.	849109103
Item 1.
(a)	Name of issuer: Spongetech Delivery Systems, Inc.

(b)	Address of issuer’s principal executive offices:

43 West 33rd St., Suite 600 New York, New York 10001
Item 2.
(a)	Name of person filing: Signature Equity Fund, Limited Partnership

(b)	Address of principal business office, or, if none, residence:

6442 Dorset Lane Solon, Ohio 44139

(c)	Citizenship: Ohio

(d)	Title of class of securities: Common Stock, $0.001 par value per share

(e)	CUSIP Number: 849109103
Item 3.
     Not applicable.
Item 4. Ownership
(a)	Amount beneficially owned: 41,000,000

(b)	Percent of class: 5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	41,000,000
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	41,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5. Ownership of 5 Percent or Less of a Class.
     Not applicable.

Page 3 of 4 pages

CUSIP No.	849109103
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2008	Signature Equity Fund, Limited Partnership
	By:	/s/ Douglas G. Furth
Douglas G. Furth
Principal

Page 4 of 4 pages